1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 26, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTION – ENTERING INTO INVESTMENT CONSULTING AGREEMENT WITH SHANGQI CAPITAL

INVESTMENT CONSULTING AGREEMENT

On 26 October 2015, the Company and Shangqi Capital entered into the Investment Consulting Agreement. Pursuant to the Investment Consulting Agreement, the Company invests RMB500 million as entrusted funds and engages Shangqi Capital to carry out low-risk hedge businesses such as spreads arbitrage, gold lease and basis trading arbitrage and other businesses such as agency delivery and cooperative hedging, and the Company agrees to pay service fees to Shangqi Capital in accordance with the terms and conditions set out in the Investment Consulting Agreement.

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 66.67% equity interest in Shanghai CIFCO and Shanghai CIFCO holds 100% equity interest of Shangqi Capital, Shangqi Capital is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Investment Consulting Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

1.	Introduction

On 26 October 2015, the Company and Shangqi Capital entered into the Investment Consulting Agreement.

Pursuant to the Investment Consulting Agreement, the Company invests RMB500 million as entrusted funds and engages Shangqi Capital to carry out low-risk hedge businesses such as spreads arbitrage, gold lease and basis trading arbitrage and other businesses such as agency delivery and cooperative hedging, and the Company agrees to pay service fees to Shangqi Capital in accordance with the terms and conditions set out in the Investment Consulting Agreement.

According to Chapter 14A of the Hong Kong Listing Rules, the Investment Consulting Agreement and the investment consulting services contemplated thereunder constitute continuing connected transactions of the Company.

2.	The Investment Consulting Agreement

Execution Date

26 October 2015

Parties

(1) the Company; and

(2) Shangqi Capital

Effective Date and Term

The Investment Consulting Agreement shall become effective after execution by the legal representatives or authorized representatives of the parties and sealed by corporate official chops or contract chops with a valid period of one year from 1 November 2015 to 31 October 2016.

Major Terms

1.	Service scope and method

The company invests RMB500 million as entrusted funds and engages Shangqi Capital, under the conditions that the entrusted funds of the Company bear no loss, to carry out low-risk hedge businesses such as spreads arbitrage, gold lease and basis trading arbitrage and other businesses such as agency delivery and cooperative hedging according to the investment instruction given by the Company.

Shangqi Capital entrusts its parent company, Shanghai CIFCO, to provide futures investment consulting services and other services for which business qualifications are legally required to the Company without extra charge.

Shangqi Capital provides risk management consulting services to the Company and will evaluate the effect of such risk management services periodically.

2.	Service fee

Based on different business models of Shangqi Capital, the Company agrees to pay 15% - 25% of the net income from the entrusted wealth management as service fee to Shangqi Capital. Shanqi Capital agrees not to charge any service fees if the annualized rate of return is lower than 10%.

Considering that domestically there is no standard fee for such service, the financing department of the Company conducted research on the service fee charged by other similar service providers and found that the service fee for entrusted wealth management is normally 20% - 30% of its net income and probably reaches 30%-40% when the service provider is well-known consulting institution. The service fee for public funds is normally 20% - 30% of its net income.

Accordingly, the Directors believe that the service fee under the Investment Consulting Agreement is determined on normal commercial terms or terms more favorable to the Company and such service fee is fair and reasonable and in the interest of the Company and Shareholders as a whole.

3.	Payment method

Shangqi Capital will issue project settlement sheet as requested by the Company to review and confirm the net income and calculate the service fee accordingly. Upon confirmation of both parties, Shangqi Capital will deduct the service fee before the remittance of funds and then issue invoices for investment consulting to the Company.

4.	Statements and warranties

(1) Shangqi Capital shall ensure that the entrusted funds of the Company bear no loss and warrants to bear such loss occurred due to the low-risk hedge businesses conducted by Shangqi Capital.

(2) Shangqi Capital warrants that the annualized rate of return calculated based on the entrusted funds is 10%-25%.

5.	Rights and obligations

(1) Shangqi Capital shall treat all clients evenly and prevent any conflicts of interests. It shall not pursue improper benefits for itself and its affiliates by using the investment consulting services it provides. Shangqi shall report whether there are any conflicts of interests as well as potential market changes and investment risks to the Company.

(2) The Company has the sole discretion on whether to adopt the investment advice provided by Shangqi Capital and will instruct Shangqi Capital to execute the investment decisions made by the Company.

6.	Risks control measures

The bankruptcy and liquidity of Shangqi Capital constitutes the primary risk for the entrusted wealth management business conducted by Shangqi Capital. Considering that Shangqi Capital is a wholly owned subsidiary of Shanghai CIFCO, which is jointly owned by Yankuang Group and the Company, the Directors believe that the risks are under control. The Company will monitor and analyze the entrusted wealth management business conducted by Shangqi Capital timely and take effective measures to control potential risks.

The Directors are of the view that the above methods and procedures can ensure the continuing connected transaction to be executed in accordance with the terms and conditions set out in the Investment Consulting Agreement (including the calculation of service fee) and that such transaction will be performed on normal commercial terms and in the interest of the Company and Shareholders as a whole.

The Directors are also of the view that the above risks control measures taken by the Company for the execution of the Investment Consulting Agreement is appropriate. The Company will duly monitor relevant methods and procedures of the continuing connected transaction to safeguard the interests of Shareholders.

3.	Reasons and benefits for entering into the Investment Consulting Agreement

It will not affect the turnover of the daily operating funds that the Company uses some of its idle funds to carry out low-risk entrusted wealth management without affecting the project construction, the liquidity of the operation, or the funds security. The principal and income of this entrusted financing are secured, the risks are also under control. The connected transaction will not be disadvantageous to the Company’s present or future financial situation, its operating results, or its independence. There is no reliance on the connected person resulting from this connected transaction. Terms and service fees of the Investment Consulting Agreement are determined according to normal commercial terms. The pricing is fair and reasonable, and in the interest of the Company and the Shareholder as a whole.

The Directors (including independent non-executive directors) consider:

(i)	that by carrying out the entrusted wealth management business with Shangqi Capital and taking advantage of its professional investment platform and wealth management model, the Company is able to invigorate stock funds, improve the efficiency in the use of funds and increase the income from idle funds;

(ii)	that the services and fees offered by Shangqi Capital to the Company are more favorable than those offered by other similar organizations, and they are not less favorable than the services and fees offered by Shangqi Capital to its other clients.

(iii)	that the Company holds shares of Shangqi Capital’s parent company (Shanghai CIFCO) and the Company will be able to benefit from Shangqi Capital’s income.

(iv)	that the Investment Consulting Agreement entered into by the Company and Shangqi Capital is in accordance with normal commercial principles, and is reasonable for the Company and the independent Shareholders of the Company, and that entering into the Investment Consulting Agreement is in the interest of the Company and the Shareholders as a whole.

4.	Historical amount, proposed cap and reasons

Shangqi Capital was established in October 2014. There was no connected transactions between the Company and Shangqi Capital before.

The Board confirms the service fee under the Investment Consulting Agreement to be 15%-25% (varies with different business models of Shangqi Capital) of the net income from the entrusted wealth management by considering the average service fee currently charged by domestic investment consulting institutions, and predicts the highest annualized rate of return for the investment of RMB500 million to be 25% by considering various rates of return under different business models of Shangqi Capital and the frequency of its business conduction. Accordingly, the annual service fee paid by the Company calculated based on the cap (25% of net income) will be no more than RMB31.25 million. It is proposed that the Company should pay no more than RMB 31.25 million to Shangqi Capital under the terms of the Investment Consulting Agreement from 1 November 2015 to 31 October 2016.

The supervisor of the financial department of the Company will monitor the service fee to be paid by the Company to Shangqi Capital from time to time, so as to ensure the paid amount of service fee is in consistency with that calculated from the net income of the investment.

As such, the Directors consider that the above mentioned measures and procedures would ensure the continuing connected transaction to be implemented in accordance with the terms of the Investment Consulting Agreement (including the pricing policies), and such transaction is on normal commercial terms and in the interests of the Company and Shareholders as a whole.

5.	Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 66.67% equity interest in Shanghai CIFCO and Shanghai CIFCO holds 100% equity interest of Shangqi Capital, Shangqi Capital is an associate of Yankuang Group and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Investment Consulting Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios calculated in accordance with the Hong Kong Listing Rules for the investment consulting services under the Investment Consulting Agreement exceed 0.1% but are less than 5%, the investment consulting services to be provided by Shangqi Capital to the Group are subject to the reporting and announcement requirements but are exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The Directors (including independent non-executive Directors) consider that the Investment Consulting Agreement was entered into on normal or more favorable commercial terms in the ordinary and usual course of business of the Group. The terms of the Investment Consulting Agreement, the transactions contemplated thereunder, and the proposed cap are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

With respect to the wealth management business to be conducted by the Company under the Investment Consulting Agreement, the Company will disclose in due course according to Chapter 14 of the Hong Kong Listing Rules.

6.	General

The Investment Consulting Agreement and the transaction contemplated thereunder were approved at the twelfth meeting of the sixth session of the Board held on 26 October 2015.

At the aforesaid Board meeting, Mr. Li Xiyong, a director of the Company, being also a director of Yankuang Group, is regarded as having a material interest in the aforesaid continuing connected transaction. Therefore, Mr. Li Xiyong has abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the Directors has a material interest in such transaction.

7.	Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Shangqi Capital

Shangqi Capital was incorporated in October 2014 with a registered capital of RMB100 million. Shangqi Capital is principally engaged in capital management, property investment, investment management, investment consulting, intermediary trade, trade and trade agency for enterprises within district, electronic commerce, etc..

The primary financial information of Shangqi Capital is as below:

Unit: RMB in millions

	As of 31 December 2014	As of 30 September 2015
Total Assets	30.0427	215.1387
Net Assets	29.7860	30.6612

	For the year 2014	For the first three quarters of the year 2015
Operating Income	—	800.8398
Net Profits	-0.2140	0.8751

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Shangqi Capital”	Shangqi Capital Management Co., Ltd., a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Shanghai CIFCO as at the date of this announcement;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Investment Consulting Agreement”	the investment consulting agreement and its supplementary agreement entered into between the Company and Shangqi Capital on 26 October 2015 and took effective on 1 November 2015;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai CIFCO”	Shanghai CIFCO Futures Co., Ltd., a limited liability company incorporated in the PRC, which is a owned 66.67% by Yankuang Group and 33.33% by the Company as at the date of this announcement;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“%”	Percentage

By order of the Board Yanzhou Coal Mining Company Limited Chairman of the Board Li Xiyong

Zoucheng, Shandong Province, the PRC

26 October 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC